Exhibit 11.1

Subsidiaries of
INX LIMITED

Jurisdiction of Incorporation
INX Digital, Inc.	Delaware
INX Services, Inc.	Delaware
INX Solutions Limited	Gibraltar
Midgard Technologies Limited	Israel
INX Securities, LLC	Pennsylvania
INX Digital Assets UK Limited	UK
INX Transfer Agent LLC	Delaware
INX Global Limited	Cyprus